Pharvaris B.V.

J.H. Oortweg 21

2333 CH Leiden

The Netherlands

February 2, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Ms. Julie Sherman
Ms. Kate Tillan
Mr. Jason L. Drory
Mr. Chris Edwards

Re:	Pharvaris B.V.
Registration Statement on Form F-1
Registration No. 333-252157

Dear Ms. Sherman, Ms. Tillan, Mr. Drory and Mr. Edwards:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 p.m. Eastern Standard Time on February 4, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Sophia Hudson of Kirkland & Ellis LLP at (212) 446-4750 with any questions or comments with respect to this letter.

Sincerely,

PHARVARIS B.V.

By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Executive Officer

Via EDGAR

cc: Sophia Hudson, Kirkland & Ellis LLP